Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2019
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Chief Executive Officer

Louis C. Camilleri

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

In this report (the “Interim Report”) , unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries as the context may require.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2019 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2018 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2019” in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2019	2018
	(€ million, except per share data)
Net revenues	940	831
EBIT	232	210
Profit before taxes	225	206
Net profit	180	149
Net profit attributable to:
Owners of the parent	178	148
Non-controlling interests	2	1
Basic earnings per common share (in Euro) (1)	0.95	0.78
Diluted earnings per common share (in Euro) (1)	0.95	0.78
_____________________________

(1)	See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	1,062	794
Total assets	5,331	4,852
Debt	2,064	1,927
Total equity	1,481	1,354
Equity attributable to owners of the parent	1,474	1,349
Non-controlling interests	8	5
Share capital	3	3
Common shares issued (in thousands of shares)	187,692	187,921

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended March 31,
	2019	%	2018	%
EMEA
UK	289	11.1%	281	13.2%
Germany	221	8.5%	204	9.6%
Italy	152	5.8%	119	5.6%
France	113	4.3%	101	4.7%
Switzerland	96	3.7%	97	4.6%
Middle East (2)	72	2.8%	58	2.7%
Other EMEA (3)	266	10.2%	243	11.5%
Total EMEA	1,209	46.4%	1,103	51.9%
Americas (4)	720	27.6%	569	26.7%
Mainland China, Hong Kong and Taiwan	328	12.6%	183	8.6%
Rest of APAC (5)	353	13.4%	273	12.8%
Total	2,610	100.0%	2,128	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, Fuori Serie, pre-owned and one-off cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2019	2018
Average number of employees for the period	4,040	3,472

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, as well as the popularity of Formula 1 more broadly;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	changes in client preferences and automotive trends;

•
changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	competition in the luxury performance automobile industry;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;

•	our low volume strategy;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	our continued compliance with customs regulations of various jurisdictions;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;

•	product recalls, liability claims and product warranties;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•
our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks, including on our in-vehicle technology;

•	our ability to service and refinance our debt;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•
changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders; and

•	other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjustments, which may obscure the underlying performance and impair comparability of results between periods.
The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2019 and 2018, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended March 31,
	2019	2018
	(€ million)
Net profit	180	149
Income tax expense	45	57
Net financial expenses	7	4
Amortization and depreciation	79	62
EBITDA and Adjusted EBITDA	311	272
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted EBIT for the three months ended March 31, 2019 and 2018. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended March 31,
	2019	2018
	(€ million)
EBIT and Adjusted EBIT	232	210

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted Net Profit for the three months ended March 31, 2019 and 2018. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended March 31,
	2019	2018
	(€ million)
Net profit and Adjusted Net profit	180	149
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.

The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three months ended March 31, 2019 and 2018. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended March 31,
		2019	2018
Net profit attributable to owners of the Company	€ million	178	148
Adjusted net profit attributable to owners of the Company	€ million	178	148
Weighted average number of common shares	thousand	187,680	188,846
Adjusted basic earnings per common share		€0.95	0.78
Weighted average number of common shares for diluted earnings per common share	thousand	188,478	189,651
Adjusted diluted earnings per common share (1)		€0.95	0.78

(1)
For the three months ended March 31, 2019 and 2018 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans.

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of Debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare with other companies. Net Industrial Debt is defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Prior to the first quarter of 2019, we defined Net Industrial Debt as Net Debt adjusted to exclude (a) the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans. but not (b) the cash and cash equivalents of the financial activities, since such cash was considered also available for use in our industrial activities. We believe the current definition provides a more comprehensive disclosure of our underlying financial leverage from industrial activities. Net Industrial Debt for the comparative period has been restated to conform to the current presentation.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2019 and December 31, 2018 (for information purposes, Net Industrial Debt at March 31, 2018 was €443 million according to the current definition).

	At March 31,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	1,062	794
Debt	(2,064)	(1,927)
Net Debt (A)	(1,002)	(1,133)
Net Debt of Financial Services Activities (B)	(810)	(763)
Net Industrial Debt (A-B)	(192)	(370)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2019, we defined Free Cash Flow as cash flows from operating activities less cash flows used in investing activities, and we defined Free Cash Flow from Industrial Activities as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio (which is the change in our receivables from financing activities). In order to align our definition of Free Cash Flow to other more common definitions and to allow the definition of Free Cash Flow from Industrial Activities to exclude all cash flows from operating activities not attributable to the industrial activities, even if such cash flows were available for industrial activities, we determined it was appropriate to redefine Free Cash Flow and Free Cash Flow from Industrial Activities starting in 2019. Free Cash Flow and Free Cash Flow from Industrial Activities for the comparative periods have been restated to conform to the current presentation.

The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2019 and 2018.

	For the three months ended March 31,
	2019	2018
	(€ million)
Cash flows from operating activities	384	210
Investments in property, plant and equipment and intangible assets	(135)	(121)
Free Cash Flow	249	89
Free Cash Flow from Financial Services Activities	(33)	(2)
Free Cash Flow from Industrial Activities	282	91

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which eliminates the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended March 31, 2019 compared to three months ended March 31, 2018
The following is a discussion of the results of operations for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2019	Percentage of net revenues	2018	Percentage of net revenues
	(€ million, except percentages)
Net revenues	940	100.0%	831	100.0%
Cost of sales	461	49.1%	391	47.0%
Selling, general and administrative costs	69	7.3%	66	8.0%
Research and development costs	185	19.7%	173	20.8%
Other income, net	6	0.7%	9	1.1%
Result from investments	1	0.1%	—	—%
EBIT	232	24.7%	210	25.3%
Net financial expenses	7	0.7%	4	0.6%
Profit before taxes	225	24.0%	206	24.7%
Income tax expense	45	4.8%	57	6.9%
Net profit	180	19.2%	149	17.8%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Cars and spare parts (1)	735	78.1%	612	73.6%	123	20.1%
Engines (2)	58	6.2%	77	9.2%	(19)	(23.4)%
Sponsorship, commercial and brand (3)	128	13.6%	125	15.1%	3	2.0%
Other (4)	19	2.1%	17	2.1%	2	9.6%
Total net revenues	940	100.0%	831	100.0%	109	13.1%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended March 31, 2019 were €940 million, an increase of €109 million, or 13.1 percent (an increase of 11.1 percent on a constant currency basis), from €831 million for the three months ended March 31, 2018.
The increase in net revenues was attributable to the combination of (i) a €123 million increase in cars and spare parts net revenues, (ii) a €3 million increase in sponsorship, commercial and brand net revenues, and (iii) a €2 million increase in other net revenues, partially offset by (iv) a €19 million decrease in engines net revenues.
Cars and spare parts
Net revenues generated from cars and spare parts were €735 million for the three months ended March 31, 2019, an increase of €123 million, or 20.1 percent, from €612 million for the three months ended March 31, 2018.

The €123 million increase in net revenues was composed of increases in all four of our geographical regions, including: (i) a €64 million increase in Mainland China, Hong Kong and Taiwan, (ii) a €27 million increase in EMEA, (iii) an €18 million increase in Rest of APAC, and (iv) a €14 million increase in Americas.

The increase in net revenues was primarily attributable to positive volume impact in all four of our geographical regions, including a shift in geographical mix in favor of Mainland China as a result of the decision to serve the market in advance of the early implementation of new emissions regulations. Total shipments increased by 482 cars, or 22.7 percent, comprised of a 30.6 percent increase in V8 models and a 4.1 percent increase in V12 models. The increase in shipments was mainly driven by the Ferrari Portofino, the 812 Superfast and the ramp up of the 488 Pista, partially offset by the phase-out of the 488 GTB and 488 Spider, as well as the LaFerrari Aperta, which finished its limited series run in 2018. The increase in net revenues was also attributable to greater contribution from our personalization programs, as well as deliveries of the FXX K EVO and foreign currency translation impact, driven by the strengthening of the U.S. Dollar compared to the Euro.

Engines
Net revenues generated from engines were €58 million for the three months ended March 31, 2019, a decrease of €19 million, or 23.4 percent, from €77 million for the three months ended March 31, 2018. The €19 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a decrease in the number of engines shipped in the first quarter of 2019 compared to the first quarter of 2018.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €128 million for the three months ended March 31, 2019, an increase of €3 million, or 2.0 percent, from €125 million for the three months ended March 31, 2018. The increase was primarily attributable to positive foreign currency exchange impact, partially offset by other brand related activities.

Other

Other net revenues, which primarily relate to our financial services activities and management of the Mugello racetrack, amounted to €19 million and €17 million for the three months ended March 31, 2019 and 2018, respectively.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Cost of sales	461	49.1%	391	47.0%	70	18.1%

Cost of sales for the three months ended March 31, 2019 was €461 million, an increase of €70 million, or 18.1 percent, from €391 million for the three months ended March 31, 2018. As a percentage of net revenues, cost of sales was 49.1 percent for the three months ended March 31, 2019 compared to 47.0 percent for the three months ended March 31, 2018.

The increase in cost of sales was primarily attributable to an increase in volumes, amortization and depreciation and industrial costs, as well as negative foreign currency exchange impact, partially offset by a decrease in costs related to lower engine volumes.
Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Selling, general and administrative costs	69	7.3%	66	8.0%	3	3.5%

Selling, general and administrative costs for the three months ended March 31, 2019 were €69 million, an increase of €3 million, or 3.5 percent, from €66 million for the three months ended March 31, 2018. As a percentage of net revenues, selling, general and administrative costs were 7.3 percent for the three months ended March 31, 2019 compared to 8.0 percent for the three months ended March 31, 2018.

The increase in selling, general and administrative costs was primarily attributable to product launches for new cars in our product offering.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Research and development costs expensed during the period	154	16.4%	149	17.9%	5	3.5%
Amortization of capitalized development costs	31	3.3%	24	2.9%	7	29.1%
Research and development costs	185	19.7%	173	20.8%	12	7.0%

Research and development costs for the three months ended March 31, 2019 were €185 million, an increase of €12 million, or 7.0 percent, from €173 million for the three months ended March 31, 2018. As a percentage of net revenues, research and development costs were 19.7 percent for the three months ended March 31, 2019 compared to 20.8 percent for the three months ended March 31, 2018.

The increase of €12 million in research and development costs during the period was primarily attributable to an increase in amortization of capitalized development costs, and to a lesser extent to higher research and development costs expensed during the period.

Other income, net

	For the three months ended March 31,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Other income, net	6	9	(3) (26.9)%

Other income, net for the three months ended March 31, 2019 included other income of €11 million, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on recent developments, as well as other miscellaneous income, partially offset by other expenses of €5 million, mainly related to provisions, indirect taxes and other miscellaneous expenses.

Other income, net for the three months ended March 31, 2018 included other income of €11 million, mainly due to a final favorable ruling on a prior year’s legal dispute, partially offset by other expenses of €2 million, mainly related to indirect taxes and other miscellaneous expenses.
EBIT

	For the three months ended March 31,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
EBIT	232	24.7%	210	25.3%	22	10.7%

EBIT for the three months ended March 31, 2019 was €232 million, an increase of €22 million, or 10.7 percent, from €210 million for the three months ended March 31, 2018.

The increase in EBIT was primarily attributable to (i) positive volume impact of €60 million and (ii) positive foreign currency exchange impact of €12 million (including foreign currency hedging instruments) primarily driven by fluctuations in the strengthening of the U.S. Dollar compared to the Euro, partially offset by (iii) negative product mix impact of €22 million, (iv) €13 million of negative contribution from other supporting activities, (v) an increase in research and development costs of €12 million, and (iv) an increase in selling, general and administrative costs of €3 million.

The positive volume impact of €60 million was attributable to an increase in shipments, driven by the Ferrari Portofino, the 812 Superfast and the ramp up of the 488 Pista, partially offset by the phasing out of the 488 GTB and the 488 Spider. The negative product mix impact of €22 million was primarily attributable to the combined impact of the LaFerrari Aperta, which finished its limited series run in 2018, and an increase in shipments of the Ferrari Portofino, partially offset by deliveries of the FXX K EVO as well as the positive contribution from our personalization programs.

Net financial expenses

	For the three months ended March 31,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Net financial expenses	7	4	3	54.8%

Net financial expenses for the three months ended March 31, 2019 were €7 million compared to €4 million for the three months ended March 31, 2018.

The increase in net financial expenses was primarily attributable to an increase in foreign exchange losses, including the net costs of hedging.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Income tax expense	45	57	(12)	(21.1)%

Income tax expense for the three months ended March 31, 2019 was €45 million compared to €57 million for the three months ended March 31, 2018. The decrease in income tax expense was primarily attributable to the positive impact of the estimated Patent Box tax benefit (as described below) relating to 2019, partially offset by higher taxes arising from an increase in profit before taxes.

Income taxes for the three months ended March 31, 2019 benefited from the application of the Patent Box tax regime. In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018.

The effective tax rate net of IRAP was 17.3 percent for the three months ended March 31, 2019 compared to 23.3 percent for the three months ended March 31, 2018, (total effective tax rate of 20.0 percent and 27.9 percent for the three months ended March 31, 2019 and 2018, respectively) mainly attributable to the positive impact of the Patent Box benefit.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our business operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing product range and broaden our future product portfolio. We make capital investments, primarily in Italy, to support continuous product range renewal and expansion, as well as for initiatives to enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. More recently, we also started incurring research and development expenditure to transition our product portfolio to hybrid technology. We fund our capital expenditure primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, activity of our financial services, timing of capital expenditure and tax payments. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result of the above, including the advances received from customers in certain models, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year. We significantly increased our capital expenditure in 2018 and we expect our capital expenditure will continue to increase in 2019 to further our investments in hybrid technology and to support the expansion of our product range.

The payment of income taxes also affects our working capital. We typically pay our income taxes in two advances. In the second quarter of 2018, we paid the remaining balance of 2017 income taxes as well as the first advance in relation to 2018 income taxes. As a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to the Patent Box tax regime for the years 2015 to 2019, our income tax expense was significantly reduced in 2018 and we did not pay the second advance in relation to 2018 income taxes in the fourth quarter of 2018. The current Patent Box ruling remains in force until fiscal year 2019. The applicability and the potential impact of the Patent Box tax regime beyond 2019 will depend on the evolution of Italian tax legislation currently under development. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the Patent Box.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2019 and 2018. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2019	2018
	(€ million)
Cash and cash equivalents at beginning of the period	794	648
Cash flows from operating activities	384	210
Cash flows used in investing activities	(134)	(121)
Cash flows from financing activities	14	7
Translation exchange differences	4	(1)
Total change in cash and cash equivalents	268	95
Cash and cash equivalents at end of the period	1,062	743

Operating Activities - Three Months Ended March 31, 2019

Our cash flows from operating activities for the three months ended March 31, 2019 were €384 million, primarily the result of:

(i)
profit before taxes of €225 million adjusted for €79 million for depreciation and amortization expense, €7 million related to net finance costs and other non-cash expenses of €10 million, partially offset by net provision releases of €5 million and result from investments of €1 million; and

(ii)	€131 million of cash related to other net change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.

These cash inflows were partially offset by:

(i)
€31 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by (i) cash absorbed by trade receivables of €11 million, (ii) cash absorbed by inventories of €11 million and (iii) cash absorbed by trade payables of €9 million;

(ii)	€19 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iii)	€8 million of net finance costs paid; and

(iv)	€4 million of income taxes paid.

Operating Activities - Three Months Ended March 31, 2018

Our cash flows from operating activities for the three months ended March 31, 2018 were €210 million, primarily the result of:

(i)
profit before taxes of €206 million adjusted for €62 million for depreciation and amortization expense, €9 million related to other net non-cash expenses and provisions, as well as €4 million of net finance costs

These cash inflows were partially offset by:

(i)
€30 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by an increase in inventories of €38 million and an increase in trade receivables of €16 million, partially offset by an increase in trade payables of €24 million;

(ii)	€18 million related to cash absorbed by the net change in other operating assets and liabilities;

(iii)	€8 million related to cash absorbed from receivables from financing activities;

(iv)	€12 million of net finance costs paid; and

(v)	€3 million of income taxes paid.

Investing Activities - Three Months Ended March 31, 2019
For the three months ended March 31, 2019 our net cash used in investing activities was €134 million, primarily the result of

(i)
€68 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and capital expenditures of €67 million for additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash outflows were partially offset by proceeds from the disposal of property plant and equipment of €1 million. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Three Months Ended March 31, 2018

For the three months ended March 31, 2018 our net cash used in investing activities was €121 million, primarily the result of

(i)
capital expenditures of €59 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs; and €62 million for additions to property, plant and equipment, mainly related to plant and machinery for new models. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Financing Activities - Three Months Ended March 31, 2019

For the three months ended March 31, 2019, net cash from financing activities was €14 million, primarily the result of:

(i)	€43 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(ii)	€23 million related to the net change in other debt;

These cash inflows were partially offset by:

(i)	€51 million paid to repurchase common shares under the Company’s share repurchase program; and

(ii)	€1 million related to the net change in lease liabilities.

Financing Activities - Three Months Ended March 31, 2018

For the three months ended March 31, 2018 net cash generated from financing activities was €7 million, primarily the result of:

(i)	€31 million of proceeds net of repayments related to our revolving securitization programs in the U.S.;

(ii)	€6 million related to the net change in other debt;

These cash inflows were partially offset by:

(i)	€30 million paid to repurchase common shares under the Company’s share repurchase program.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the three months ended March 31, 2019 were €135 million and €121 million for the three months ended March 31, 2018.

The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2019 and 2018:

	For the three months ended March 31,
	2019	2018
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	65	57
Patents, concessions and licenses	2	2
Other intangible assets	1	—
Total intangible assets	68	59
Property, plant and equipment
Industrial buildings	2	1
Plant, machinery and equipment	10	14
Other assets	2	—
Advances and assets under construction	53	47
Total property, plant and equipment	67	62
Total capital expenditures	135	121

Intangible assets

Our total capital expenditures in intangible assets were €68 million and €59 million for the three months ended March 31, 2019 and 2018, respectively, the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models, including to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

The increase in externally acquired and internally generated development costs reflects the gradual introduction of hybrid technology into our product portfolio. We believe hybrid technology is one of the keys to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

For the three months ended March 31, 2019 we invested €65 million in externally acquired and internally generated development costs, of which €53 million related to the development of models to be launched in future years and €12 million primarily related to the development of our current product portfolio, as well as components.

For the three months ended March 31, 2018 we invested €57 million in externally acquired and internally generated development costs, of which €41 million related to the development of models to be launched in future years and €16 million primarily related to the development of our current product portfolio, as well as components.

Property, plant and equipment

Our total capital expenditures in property, plant and equipment were €67 million and €62 million for the three months ended March 31, 2019 and 2018, respectively.

Our most significant investments generally relate to plant, machinery and equipment, which amounted to €10 million and €14 million for the three months ended March 31, 2019 and 2018, respectively, as well as advances and assets under construction, which amounted to €53 million and €47 million for the three months ended March 31, 2019 and 2018 respectively. Our most significant investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as expenditures related to our personalization programs and engine assembly lines. The increase in capital expenditures in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches.

At March 31, 2019, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €135 million.

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare with other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Starting in 2019 we changed the definition of Net Industrial Debt. See “Non-GAAP Financial Measures” above for further information.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2019 and December 31, 2018.

	At March 31,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	1,062	794
Total liquidity	1,062	794
Bonds	(1,192)	(1,198)
Asset-backed financing (Securitizations)	(739)	(683)
Lease liabilities(1)	(63)	—
Borrowings from banks	(37)	(36)
Other debt	(33)	(10)
Total debt	(2,064)	(1,927)
Net Debt (A)	(1,002)	(1,133)
Net Debt of Financial Services Activities (B)	(810)	(763)
Net Industrial Debt (A-B)	(192)	(370)

(1)
As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets and related lease liabilities of €63 million in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 3 in the Interim Condensed Consolidated Financial Statements.

For further details on total debt, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €1,062 million at March 31, 2019 compared to €794 million at December 31, 2018. The increase in cash and cash equivalents was primarily driven by Free Cash Flow from Industrial Activities and proceeds from our securitization programs, partially offset by consideration paid to repurchase common shares under the share repurchase program. See “Free Cash Flow and Free Cash Flow from Industrial Activities” and “Cash Flows” for further details.

Approximately 76 percent of our cash and cash equivalents were denominated in Euro at March 31, 2019 (approximately 78 percent at December 31, 2018). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €92 million at March 31, 2019 (€78 million at December 31, 2018), is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31,	At December 31,
	2019	2018
	(€ million)
Euro	806	616
U.S. Dollar	133	50
Chinese Yuan	88	73
Japanese Yen	6	24
Other currencies	29	31
Total	1,062	794

Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €34 million at March 31, 2019 (€26 million at December 31, 2018).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2019 was €1,562 million (€1,294 million at December 31, 2018).

The following table summarizes our total available liquidity:

	At March 31,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	1,062	794
Undrawn committed credit lines	500	500
Total available liquidity	1,562	1,294

The undrawn committed credit lines relates to a revolving credit facility. For further details, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Starting in 2019 we changed the definition of Free Cash Flow and Free Cash Flow from Industrial Activities. See “Non-GAAP Financial Measures” above for further information.

The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2019 and 2018.

	For the three months ended March 31,
	2019	2018
	(€ million)
Cash flows from operating activities	384	210
Investments in property, plant and equipment and intangible assets	(135)	(121)
Free Cash Flow	249	89
Free Cash Flow from Financial Services Activities	(33)	(2)
Free Cash Flow from Industrial Activities	282	91

Free Cash Flow for the three months ended March 31, 2019 was €249 million, an increase of €160 million compared to €89 million for the three months ended March 31, 2018. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the three months ended March 31, 2019 was €282 million, an increase of €191 million compared to €91 million for the three months ended March 31, 2018. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in Adjusted EBITDA and a positive change in working capital, driven by advances received for the Ferrari Monza SP1 and SP2, partially offset by an increase in capital expenditures.

Outlook

2019 Guidance Confirmed

•	Net revenues: > Euro 3.5 billion

•	Adjusted EBITDA: Euro 1.2 - 1.25 billion

•	Adjusted EBIT: Euro 0.85 - 0.9 billion

•	Adjusted diluted EPS: Euro 3.50 - 3.70 per share

•	Industrial free cash flow: ~ Euro 0.45 billion

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2019

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2019 and 2018
(Unaudited)

		For the three months ended March 31,
	Note	2019	2018
		(€ thousand)
Net revenues	6	940,062	831,004
Cost of sales	7	461,607	390,778
Selling, general and administrative costs	8	68,673	66,374
Research and development costs	9	184,739	172,643
Other income, net	10	6,442	8,808
Result from investments		968	(87)
EBIT		232,453	209,930
Net financial expenses	11	6,714	4,338
Profit before taxes		225,739	205,592
Income tax expense	12	45,148	57,258
Net profit		180,591	148,334
Net profit attributable to:
Owners of the parent		178,285	147,635
Non-controlling interests		2,306	699

Basic earnings per common share (in €)	13	0.95	0.78
Diluted earnings per common share (in €)	13	0.95	0.78

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2019 and 2018

(Unaudited)

		For the three months ended March 31,
	Note	2019	2018
		(€ thousand)
Net profit		180,591	148,334
Items that may be reclassified to the consolidated income statement in subsequent periods:
Losses on cash flow hedging instruments	20	(14,516)	(5,370)
Exchange differences on translating foreign operations	20	3,307	(1,638)
Related tax impact	20	4,034	1,498
Total items that may be reclassified to the consolidated income statement in subsequent periods		(7,175)	(5,510)
Total other comprehensive loss, net of tax	20	(7,175)	(5,510)
Total comprehensive income		173,416	142,824
Total comprehensive income attributable to:
Owners of the parent		170,847	142,100
Non-controlling interests		2,569	724

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2019 and at December 31, 2018
(Unaudited)

	Note	At March 31, 2019	At December 31, 2018
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	678,957	645,797
Property, plant and equipment	15	936,771	850,550
Investments and other financial assets	16	33,793	32,134
Deferred tax assets		66,533	60,744
Total non-current assets		2,501,236	2,374,407
Inventories	17	398,337	391,064
Trade receivables	18	240,785	211,399
Receivables from financing activities	18	913,511	878,496
Current tax receivables	18	102,768	128,234
Other current assets	18	93,400	64,295
Current financial assets	19	18,392	10,174
Cash and cash equivalents		1,062,395	793,664
Total current assets		2,829,588	2,477,326
Total assets		5,330,824	4,851,733

Equity and liabilities
Equity attributable to owners of the parent		1,473,536	1,348,722
Non-controlling interests		7,686	5,117
Total equity	20	1,481,222	1,353,839

Employee benefits		62,226	86,575
Provisions	22	176,272	182,539
Deferred tax liabilities		45,197	39,142
Debt	23	2,064,252	1,927,167
Other liabilities	24	814,287	589,743
Other financial liabilities	19	25,363	11,342
Trade payables	25	646,652	653,751
Current tax payables		15,353	7,635
Total equity and liabilities		5,330,824	4,851,733

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2019 and 2018
(Unaudited)

	For the three months ended March 31,
	2019	2018
	(€ thousand)
Cash and cash equivalents at beginning of the period	793,664	647,706
Cash flows from operating activities:
Profit before taxes	225,739	205,592
Amortization and depreciation	78,409	62,444
Provision accruals	(4,713)	(3,754)
Result from investments	(968)	—
Net finance costs	6,714	4,338
Other non-cash expenses, net	9,473	12,742
Change in inventories	(10,529)	(37,624)
Change in trade receivables	(11,025)	(15,604)
Change in trade payables	(8,880)	23,587
Change in receivables from financing activities	(18,981)	(8,030)
Change in other operating assets and liabilities	131,278	(18,551)
Finance income received	1,834	679
Finance costs paid	(9,880)	(12,700)
Income tax paid	(4,059)	(3,426)
Total	384,412	209,693
Cash flows used in investing activities:
Investments in property, plant and equipment	(66,699)	(62,096)
Investments in intangible assets	(68,443)	(58,923)
Proceeds from the sale of property, plant and equipment and intangible assets	653	448
Total	(134,489)	(120,571)
Cash flows from financing activities:
Proceeds from securitizations net of repayments	43,206	31,292
Net change in other debt	22,917	5,577
Net change in lease liabilities	(1,143)	—
Net change in bank borrowings	—	(84)
Share repurchases	(50,690)	(30,131)
Total	14,290	6,654
Translation exchange differences	4,518	(452)
Total change in cash and cash equivalents	268,731	95,324
Cash and cash equivalents at end of the period	1,062,395	743,030

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2019 and 2018
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	147,635	—	—	—	147,635	699	148,334
Other comprehensive (loss)/income	—	—	(3,872)	(1,663)	—	(5,535)	25	(5,510)
Dividends	—	—	—	—	—	—	(2,039)	(2,039)
Share-based compensation	—	3,523	—	—	—	3,523	—	3,523
Share repurchases	—	(30,131)	—	—	—	(30,131)	—	(30,131)
At March 31, 2018	2,504	867,368	2,562	30,151	(8,415)	894,170	3,943	898,113

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	178,285	—	—	—	178,285	2,306	180,591
Other comprehensive (loss)/income	—	—	(10,482)	3,044	—	(7,438)	263	(7,175)
Share-based compensation	—	4,657	—	—	—	4,657	—	4,657
Share repurchases	—	(50,690)	—	—	—	(50,690)	—	(50,690)
At March 31, 2019	2,504	1,451,730	(13,474)	40,894	(8,118)	1,473,536	7,686	1,481,222

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 167 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 18 franchised stores (including 6 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 7, 2019, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2018 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2018, except as described in the section “New standards and amendments effective from January 1, 2019”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

New standards and amendments effective from January 1, 2019
The following new standards and amendments effective from January 1, 2019 were adopted by the Group.
IFRS 16 - Leases

Transition impact

The Group applied the simplified transition approach and has therefore recognized the impacts of adoption at January 1, 2019 without restating comparative figures for the period prior to adoption. The Group elected to use the exemptions permitted on transition for short term leases (contracts in which the lease terms ends within 12 months of the date of initial application) and lease contracts for which the underlying asset is of low value.

Upon adoption, the Group recognized right-of-use assets and corresponding lease liabilities in relation to leases which had previously been classified as operating lease under IAS 17, measured at the present value of the remaining lease payments over the lease term that have not been paid at the date of adoption, discounted using the Group’s incremental borrowing rate as of January 1, 2019, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. At January 1, 2019 this rate ranged from 1 percent to 5 percent based primarily on the country of the lessee and the remaining lease term of the underlying leased assets. The lease term includes both the non-cancellable periods for which the Group has the right to use the underlying assets and also any renewal periods if the Group is reasonably certain to exercise the related renewal option.

As of January 1, 2019, after considering the exemptions mentioned above, the Group had non-cancellable operating lease commitments of approximately €74,930 thousand. Of these commitments, the Group recognized right-of-use assets and related lease liabilities of €63,535 thousand.

The main contracts within the scope of IFRS 16 for which the Group is lessee primarily relate to Ferrari stores (included within other assets) and industrial buildings.

	At March 31, 2019	At January 1, 2019
	(€ thousand)
Industrial buildings	16,175	17,226
Plant, machinery and equipment	8,836	10,011
Other assets	35,815	36,298
Right-of-use assets	60,826	63,535

At January 1, 2019
(€ thousand)
Non-cancellable operating lease commitments	74,930
Lease contracts for which the underlying asset is of low value	(1,008)
Lease contracts for which the lease terms ends within 12 months	(2,420)
Discount of remaining lease payments	(7,967)
Lease liabilities	63,535

Upon adoption the Group did not recognize any deferred tax assets or liabilities in respect of temporary differences arising on initial recognition of right-of-use assets and lease liabilities as the initial recognition does not affect accounting profit or taxable profit.

For the three month ended March 31, 2019 the impact of adopting the new standard resulted in the recognition of €3,913 thousand of depreciation of right-of-use assets and €250 thousand of financial expenses. Lease expenses that would have been recognized in the income statement under the previous lease standard, IAS 17, would have been €3,977 thousand.

There were no impacts arising on application of IFRS 16 from the Group’s activities as lessor.

Lease accounting policy

With the adoption of IFRS 16, the Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated on a straight-line basis over the lease term.

Right-of-use assets are measured at cost comprising the following: (i) the amount of the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, if applicable, (iv) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized as an expense in the income statement on a straight-line basis.
Lease liabilities are measured at the net present value of the following: (i) fixed lease payments, (ii) variable lease payment that are based on an index or a rate and, if applicable, (iii) amounts expected to be payable by the lessee under residual value guarantees, and (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option. Lease liabilities do not include any non-lease components that may be included in the related contracts.
Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Some lease contracts contain variable payment terms that are linked to sales generated from Ferrari stores. Variable lease payments that depend on sales are recognized in the income statement in the period in which the condition that triggers those payments occurs.

Extension and termination options are included in a number of leases related to Ferrari stores, warehouses and machinery and equipment of the Group. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

The Group adopted IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The interpretation provides requirements regarding how to reflect uncertainties in accounting for income taxes. The interpretation is effective on or after January 1, 2019. There was no effect from the adoption of this interpretation.

Amendments to IFRS 9 - Financial Instruments

The Group adopted Amendments to IFRS 9 - Financial Instruments. These amendments allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures

The Group adopted Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures. These amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Amendments to IAS 19 - Employee Benefits

The Group adopted Amendments to IAS 19 - Employee Benefits. These amendments require that when there is a change to a defined benefit plan (an amendment, curtailment or settlement) the company use the adopted assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Annual Improvements to IFRSs 2015-2017 Cycle

The Group adopted Annual Improvements to IFRSs 2015-2017 Cycle. The improvements have amended four standards with effective date of January 1, 2019: i) IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation; ii) IFRS 11 - Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation; iii) IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments; and iv) IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2019 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.

In October 2018 the IASB issued narrow scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. In addition to amending the definition of a business, supplementary guidance is provided. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In October 2018 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. In addition, the explanations accompanying the definition have been improved and the amendments ensure that the definition of material is consistent across all IFRS standards. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

Scope of consolidation

With effect from May 31, 2018, Ferrari Financial Services S.p.A., which at December 31, 2017 was a fully-owned subsidiary of Ferrari S.p.A., was merged with and into Ferrari S.p.A..

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and interest rates) credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 31 of the Consolidated Financial Statements at and for the year ended December 31, 2018.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2019		2018
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.1358	1.1235	1.2292	1.2321	1.1450
Pound Sterling	0.8725	0.8583	0.8834	0.8749	0.8945
Swiss Franc	1.1324	1.1181	1.1653	1.1779	1.1269
Japanese Yen	125.0835	124.4500	133.1662	131.1500	125.8500
Chinese Yuan	7.6635	7.5397	7.8154	7.7468	7.8751
Australian Dollar	1.5944	1.5821	1.5632	1.6036	1.6220
Canadian Dollar	1.5101	1.5000	1.5540	1.5895	1.5605
Singapore Dollar	1.5388	1.5214	1.6210	1.6158	1.5591
Hong Kong Dollar	8.9116	8.8195	9.6216	9.6696	8.9675

6. NET REVENUES
Net revenues are as follows:

	For the three months ended March 31,
	2019	2018
	(€ thousand)
Revenues from:
Cars and spare parts	734,550	611,747
Engines	58,468	76,355
Sponsorship, commercial and brand	127,938	125,474
Other	19,106	17,428
Total net revenues	940,062	831,004
Other net revenues primarily include interest income generated by financial services activities and net revenues from management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended March 31, 2019 and 2018 amounted to €461,607 thousand and €390,778 thousand, respectively, consisting mainly of the cost of materials, components and labor expenses related to the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2019 and 2018 amounted to €12,025 thousand and €7,177 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling costs for the three months ended March 31, 2019 and 2018 amounted to €31,867 thousand and €28,983 thousand, respectively, and mainly consist of costs for marketing and events, sales personnel and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs for the three months ended March 31, 2019 and 2018 amounted to €36,806 thousand and €37,391 thousand, respectively, consisting mainly of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended March 31,
	2019	2018
	(€ thousand)
Research and development costs expensed during the period	153,944	148,785
Amortization of capitalized development costs	30,795	23,858
Total research and development costs	184,739	172,643

The main component of research and development costs expensed during the period related to research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 activities. Research and development costs also include amortization of capitalized development costs.

10. OTHER INCOME, NET
Other income, net for the three months ended March 31, 2019 included other income of €10,818 thousand (€11,314 thousand for the three months ended March 31, 2018), mainly related to a change in estimate of the risk and related provision associated to a legal dispute, based on recent developments, as well as other miscellaneous income, partially offset by other expenses of €4,376 thousand (€2,506 thousand for the three months ended March 31, 2018), mainly related to provisions, indirect taxes and other miscellaneous expenses.

11. NET FINANCIAL EXPENSES

	For the three months ended March 31,
	2019	2018
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	7,714	11,258
Financial services activities (reported within net revenues)	15,851	12,553

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(14,428)	(15,596)
Financial services activities (reported within cost of sales)	(12,025)	(7,177)

Net financial expenses relating to industrial activities (A - B)	(6,714)	(4,338)
Net financial expenses primarily related to net foreign exchange losses, including the net costs of hedging, as well as interest expenses on debt, and in particular interest expenses on bonds.

12. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended March 31,
	2019	2018
	(€ thousand)
Current tax expense	36,038	55,988
Deferred tax expense	5,795	1,146
Taxes relating to prior periods	3,315	124
Total income tax expense	45,148	57,258
Income tax expense amounted to €45,148 thousand for the three months ended March 31, 2019 compared to €57,258 thousand for the three months ended March 31, 2018.

Income taxes for the three months ended March 31, 2019 benefited from the application of the Patent Box tax regime. In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018.

The effective tax rate (net of IRAP) was 17.3 percent for the three months ended March 31, 2019 compared to 23.3 percent for the three months ended March 31, 2018, mainly attributable to the positive impact of the Patent Box benefit.

IRAP (current and deferred) for the three months ended March 31, 2019 and 2018 amounted to €6,050 thousand and €9,254 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2019 and 2018, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

13. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended March 31,
		2019	2018
Profit attributable to owners of the parent	€ thousand	178,285	147,635
Weighted average number of common shares	thousand	187,680	188,846
Basic earnings per share		€0.95	0.78

Diluted earnings per share
For the three months ended March 31, 2018 and 2017, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the equity incentive plan. See Note 21 for additional details on the equity incentive plan.

The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2019 and 2018:

		For the three months ended March 31,
		2019	2018
Profit attributable to owners of the Company	€ thousand	178,285	147,635
Weighted average number of common shares for diluted earnings per share	thousand	188,478	189,651
Diluted earnings per share		€0.95	0.78

14. INTANGIBLE ASSETS

	Balance at December 31, 2018	Additions	Amortization	Translation differences and other	Balance at March 31, 2019
	(€ thousand)
Intangible assets	645,797	68,443	(34,439)	(844)	678,957
Additions of €68,443 thousand for the three months ended March 31, 2019 primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2018	Impact of IFRS 16 adoption	Balance at January 1, 2019	Additions	Disposals	Depreciation	Translation differences and other	Balance at March 31, 2019
	(€ thousand)
Property, plant and equipment	850,550	63,535	914,085	66,699	(653)	(43,970)	610	936,771
Additions of €66,699 thousand for the three months ended March 31, 2019 were mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and our personalization programs.

At March 31, 2019 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €135,145 thousand (€146,281 thousand at December 31, 2018).

As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets of €63,535 thousand (and related lease liabilities) in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 3 “New standards and amendments effective from January 1, 2019-IFRS - Leases”.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Investments accounted for using the equity method	26,940	25,972
Other securities and financial assets	6,853	6,162
Total investments and other financial assets	33,793	32,134

Investments accounted for using the equity method
Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes were as follows:

(€ thousand)
Balance at January 1, 2019	25,972
Proportionate share of net profit for the period from January 1, 2019 to March 31, 2019	968
Balance at March 31, 2019	26,940

Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €5,864 thousand at March 31, 2019 (€5,142 thousand at December 31, 2018).

17. INVENTORIES

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Raw materials	81,328	74,053
Semi-finished goods	87,515	84,576
Finished goods	229,494	232,435
Total inventories	398,337	391,064
The amount of inventory writedowns recognized as an expense within cost of sales was €5,899 thousand and €3,823 thousand for the three months ended March 31, 2019 and 2018, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Receivables from financing activities	913,511	878,496
Trade receivables	240,785	211,399
Current tax receivables	102,768	128,234
Other current assets	93,400	64,295
Total	1,350,464	1,282,424
Receivables from financing activities
Receivables from financing activities are as follows:

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Client financing	888,709	851,209
Dealer financing	24,802	27,287
Total	913,511	878,496
Receivables from financing activities relate entirely to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Financial derivatives	3,862	6,788
Other financial assets	14,530	3,386
Current financial assets	18,392	10,174

Other financial assets include amounts receivable from financial institutions and financial receivables with FCA Bank group companies.

The following table provides the analysis of derivative assets and liabilities at March 31, 2019 and December 31, 2018.

	At March 31, 2019		At December 31, 2018
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	1,588	(23,888)	3,240	(10,853)
Interest rate caps	214	—	555	—
Total cash flow hedges	1,802	(23,888)	3,795	(10,853)
Other foreign currency derivatives	1,052	(1,475)	1,023	(489)
Interest rate caps	1,008	—	1,970	—
Derivatives assets/(liabilities)	3,862	(25,363)	6,788	(11,342)
At March 31, 2019 and December 31, 2018, all foreign currency derivatives had a maturity of twelve months or less.
Foreign currency derivatives which do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
Share capital
At March 31, 2019 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,620 special voting shares1, all with a nominal value of €0.01 (€2,504 thousand at December 31, 2018 consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01). At March 31, 2019, the Company held in treasury 6,231,005 common shares and 3,902 special voting shares, while at December 31, 2018 the Company held in treasury 6,002,843 common shares and 4,744 special voting shares. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under equity incentive plans.

The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the three months ended March 31, 2019:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2018	187,920,656	56,492,874	244,413,530
Shares repurchased under share repurchase program(2)	(481,423)	—	(481,423)
Shares assigned under equity incentive plans(3)	253,261	—	253,261
Other changes(4)	—	844	844
Balance at March 31, 2019	187,692,494	56,493,718	244,186,212
_______________________________________

(1)
On April 1, 2019, additional special voting shares were issued by the Company under its special voting shares terms and conditions, increasing the fully paid up share capital of the Company to €2,573 thousand at that date, consisting of 193,923,499 common shares and 63,352,513 special voting shares, all with a nominal value of €0.01.

(2)	Includes shares repurchased between January 1, 2019 and March 31, 2019 based on the transaction trade date, for a total consideration of €50,690 thousand, including transaction costs.

(3)
During the first quarter of 2019, approximately 219 thousand performance share units and 34 thousand retention restricted share units vested under the Equity Incentive Plan 2016-2020 as a result of certain performance or retention requirements being achieved. As a result, a corresponding number of common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” for additional details.

(4)	Relates to the allocation and the de-registration of certain special voting shares under the Company’s special voting shares terms and conditions.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended March 31,
	2019	2018
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(17,051)	151
Losses/(Gains) on cash flow hedging instruments reclassified to the consolidated income statement	2,535	(5,521)
Losses on cash flow hedging instruments	(14,516)	(5,370)
Exchange differences on translating foreign operations arising during the period	3,307	(1,638)
Total items that may be reclassified to the consolidated income statement in subsequent periods	(11,209)	(7,008)
Total other comprehensive loss	(11,209)	(7,008)
Related tax impact	4,034	1,498
Total other comprehensive loss, net of tax	(7,175)	(5,510)
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

The tax effects relating to other comprehensive loss are as follows:

	For the three months ended March 31,
	2019			2018
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(14,516)	4,034	(10,482)	(5,370)	1,498	(3,872)
Exchange gains/(losses) on translating foreign operations	3,307	—	3,307	(1,638)	—	(1,638)
Total other comprehensive loss	(11,209)	4,034	(7,175)	(7,008)	1,498	(5,510)

21. SHARE-BASED COMPENSATION

Equity Incentive Plan 2016-2020

During the first quarter of 2019, 218,841 performance share units (“PSUs”) and 34,420 retention restricted share units (“RSUs”) vested as the total shareholders’ return (“TSR”) and the service condition were achieved. As a result, a corresponding number of common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 22 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the equity incentive awards granted in prior periods.

Equity Incentive Plan 2019-2021

Under a new equity incentive plan approved in 2019, approximately 157,500 PSUs and 105,800 RSUs, which each represent the right to receive one Ferrari common share, were awarded to the Executive Chairman, the Chief Executive Officer, all members of the Senior Management Team (“SMT”) and other key members of the Group (“Equity Incentive Plan 2019-2021”). The PSUs and RSUs cover a three-year performance period from 2019 to 2021.
Performance Share Units (PSUs)

The vesting of the PSUs is based on the achievement of defined key performance indicators relating to: i) TSR ranking, ii) an EBITDA target, and iii) innovation targets, which will each be settled independently of the others targets. The total number of shares that will be assigned upon vesting of the PSUs will depend on the level of achievement of the targets. The PSUs vest in 2022, except for the PSUs awarded to the Chief Executive Officer which will vest in three tranches of 12 percent, 12 percent and 76 percent in 2020, 2021 and 2022, respectively.
Of the total number of PSU awards, 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of nine, including the Company, (“New Peer Group”):

Ferrari TSR Ranking	% of Awards that Vest
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%

The defined New Peer Group is as follows:

Ferrari	Aston Martin	Burberry
Hermes	Kering	LVMH
Moncler	Richemont	Tiffany
Of the total number of PSU awards, 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the business plan:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%
Of the total number of PSU awards, 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
The performance period for the PSUs commenced on January 1, 2019. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were awarded is €110.66-€111.81 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions
Grant date share price	€122.60
Expected volatility	26.50%
Dividend yield	0.83%
Risk-free rate	0%
The expected volatility was based on the observed volatility of the New Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
At March 31, 2019 none of the PSU awards were forfeited or vested.
Retention Restricted Share Units (RSUs)
The vesting of the RSUs is conditional on the recipients continued employment with the Company at the time of vesting. The RSUs vest in 2022, except for the RSUs awarded to the Chief Executive Officer which vest in three equal tranches in 2020, 2021 and 2022. The range of the fair value of the RSUs awarded is €119.54-€120.56 per share.
At March 31, 2019 none of the RSU awards were forfeited or vested.
Share-based compensation expense
Including awards granted in prior periods, total expense for the PSU and RSU awards for the three months ended March 31, 2019 and 2018 amounted to €4,657 thousand and €3,523 thousand, respectively. At March 31, 2019 unrecognized compensation expense amounted to approximately €28,797 thousand and will be recognized over the remaining performance period until 2021. The total number of PSU awards and RSU awards outstanding at March 31, 2019 under all equity incentive plans were approximately 614 thousand and 184 thousand, respectively.

22. PROVISIONS
Provisions are as follows:

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Warranty and recall campaigns provision	115,296	111,129
Legal proceedings and disputes	26,388	37,154
Other risks	34,588	34,256
Total provisions	176,272	182,539
The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2018	Additional provisions	Utilization	Translation differences and other	Balance at March 31, 2019
	(€ thousand)
Warranty and recall campaigns provision	111,129	8,992	(7,744)	2,919	115,296
Legal proceedings and disputes	37,154	863	(11,691)	62	26,388
Other risks	34,256	3,612	(3,774)	494	34,588
Total provisions	182,539	13,467	(23,209)	3,475	176,272
Utilization for the period mainly relates to a change in estimate of the risk and related provision associated with a legal dispute based on recent developments.

23. DEBT

	Balance at December 31, 2018	Impact of IFRS 16 adoption	Balance at January 1, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other	Translation differences	Balance at March 31, 2019
	(€ thousand)
Bonds	1,198,109	—	1,198,109	—	—	(6,162)	—	1,191,947
Asset-backed financing (Securitizations)	682,581	—	682,581	70,489	(27,283)	19	13,536	739,342
Leases liabilities	673	63,535	64,208	1,674	(2,817)	—	169	63,234
Borrowings from banks	35,984	—	35,984	—	—	(6)	547	36,525
Other debt	9,820	—	9,820	24,089	(1,172)	—	467	33,204
Total debt	1,927,167	63,535	1,990,702	96,252	(31,272)	(6,149)	14,719	2,064,252
Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at March 31, 2019 of €494,900 thousand includes accrued interest of €313 thousand (€500,197 thousand including €5,938 thousand of accrued interest at December 31, 2018).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay a €700 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at March 31, 2019 of €697,047 thousand includes accrued interest of €360 thousand (€697,912 thousand including €1,678 thousand of accrued interest at December 31, 2018).

Asset-backed financing (Securitizations)

As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by the financial services activities in the US through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of March 31, 2019, the following revolving securitization programs were in place:

•
revolving securitization program for funding of up to $500 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of March 31, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $487 million ($424 million at December 31, 2018). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $250 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of March 31, 2019, total proceeds net of repayments from the sales of financial receivables under the program were $217 million ($223 million at December 31, 2018).The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of March 31, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $126 million ($134 million at December 31, 2018).

The funding limits of the revolving securitization programs have been progressively increased since inception as the related receivables portfolios have increased.

Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €33,804 thousand at March 31, 2019 (€26,497 thousand at December 31, 2018).

Lease liabilities

As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets and related lease liabilities of €63,535 thousand in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 3 “New standards and amendments effective from January 1, 2019-IFRS - Leases”.

Borrowings from banks

Borrowings from banks at March 31, 2019 mainly relate to financial liabilities of FFS Inc to support financial services activities, and in particular (i) €31,276 thousand (€30,694 thousand at December 31, 2018) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at March 31, 2019) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €5,249 thousand (€5,290 thousand at December 31, 2018) relating to various short and medium term credit facilities.

Revolving credit facility

The Company has a revolving credit facility of €500 million (the “RCF”). At March 31, 2019 and December 31, 2018 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF matures in November 2020.

Other debt

Other debt mainly relates to funding for operating activities of the Group.

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At March 31, 2019	At December 31, 2018
	(€ thousand)
Deferred income	346,557	271,817
Advances and security deposits	269,702	145,394
Accrued expenses	94,418	81,408
Payables to personnel	29,398	25,434
Social security payables	21,173	18,209
Other	53,039	47,481
Total other liabilities	814,287	589,743
Deferred income primarily includes amounts received under maintenance and warranty programs of €189,087 thousand at March 31, 2019 and €204,987 thousand at December 31, 2018, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at March 31, 2019 and at December 31, 2018 primarily include advances received from clients for the purchase of our hypercars and limited edition cars, and at March 31, 2019 also our Icona cars. Upon shipment of such cars, the advances are recognized as revenue. The increase primarily relates to advances received for the Ferrari Monza SP1 and SP2.
25. TRADE PAYABLES
Trade payables of €646,652 thousand at March 31, 2019 (€653,751 thousand at December 31, 2018) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2019 and at December 31, 2018:

		At March 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		1,062,395	—	—	1,062,395
Investments and other financial assets - Liberty Shares	16	5,864	—	—	5,864
Current financial assets	19	—	3,862	—	3,862
Total assets		1,068,259	3,862	—	1,072,121
Other financial liabilities	19	—	25,363	—	25,363
Total liabilities		—	25,363	—	25,363

		At December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		793,664	—	—	793,664
Investments and other financial assets - Liberty Shares	16	5,142	—	—	5,142
Current financial assets	19	—	6,788	—	6,788
Total assets		798,806	6,788	—	805,594
Other financial liabilities	19	—	11,342	—	11,342
Total liabilities		—	11,342	—	11,342
There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2019		At December 31, 2018
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	913,511	913,511	878,496	878,496
Total assets		913,511	913,511	878,496	878,496
Debt	23	2,064,252	2,082,441	1,927,167	1,921,937
Total liabilities		2,064,252	2,082,441	1,927,167	1,921,937

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:

Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group. The FCA Group completed the sale of Magneti Marelli on May 2, 2019;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues;

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the three months ended March 31,
	2019			2018
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	40,201	709	—	58,904	563	—
FCA US LLC	—	4,460	—	—	7,676	—
Magneti Marelli (2)	263	8,536	—	380	10,115	—
Other FCA Group companies	4,592	956	(332)	2,264	1,709	(283)
Total FCA Group companies	45,056	14,661	(332)	61,548	20,063	(283)
Exor Group companies (excluding the FCA Group)	70	142	—	72	37	—
Other related parties	15	3,006	(10)	128	3,381	—
Total transactions with related parties	45,141	17,809	(342)	61,748	23,481	(283)
Total for the Group	940,062	523,838	(6,714)	831,004	448,431	(4,338)
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other income, net.
(2)    The FCA Group completed the sale of Magneti Marelli on May 2, 2019.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2019				At December 31, 2018
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	28,771	8,376	—	26,369	39,077	6,099	—	30,594
FCA US LLC	137	5,589	—	—	135	6,332	—	—
Magneti Marelli (1)	549	6,960	24	—	2,774	9,427	—	—
Other FCA Group companies	305	2,644	2,014	826	5,896	4,689	1,481	44
Total FCA Group companies	29,762	23,569	2,038	27,195	47,882	26,547	1,481	30,638
Exor Group companies (excluding the FCA Group)	471	16	128	140	377	13	—	4
Other related parties	122	2,007	2,529	2,515	208	1,999	5	—
Total transactions with related parties	30,355	25,592	4,695	29,850	48,467	28,559	1,486	30,642
Total for the Group	240,785	646,652	93,400	814,287	211,399	653,751	64,295	589,743
______________________________
(1) The FCA Group completed the sale of Magneti Marelli on May 2, 2019.

Current financial assets at March 31, 2019 included €5,924 thousand with the FCA Bank group (nil at December 31, 2018). There were no other financial assets or financial liabilities originating from related party transactions at March 31, 2019 and December 31, 2018.

28. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2019 and 2018:

	For the three months ended March 31,
	2019	2018

Italy	90,504	111,157
Other EMEA	393,944	362,360
Americas (1)	231,352	214,949
Mainland China, Hong Kong and Taiwan	130,280	69,974
Rest of APAC (2)	93,982	72,564
Total net revenues	940,062	831,004
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.
29. SUBSEQUENT EVENTS
The Group evaluated subsequent events through May 7, 2019, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

Following the approval by the Shareholders at the Annual General Meeting on April 12, 2019, the Company paid a dividend in cash of €1.03 per outstanding common share on May 2, 2019, corresponding to a total dividend amount of €193,238 thousand.

Subsequent to March 31, 2019, the Company has purchased an additional 137,374 common shares under the Company’s repurchase program, for a total consideration of €16.7 million. Since the announcement of the share repurchase program on December 28, 2018 until May 2, 2019, the Company has purchased 618,797 common shares for total consideration of €66.8 million. At May 2 the Company held in treasury an aggregate of 6,368,379 common shares.